Exhibit 99.1

Consolidated financial statements of
Western Wind Energy Corp.
December 31, 2009 and 2008

Western Wind Energy Corp.
December 31, 2009 and 2008

Table of contents

Report of Independent Registered Chartered Accountants	1-2

Consolidated balance sheets	3

Consolidated statements of operations	4

Consolidated statements of cash flows	5

Consolidated statements of shareholders’ equity and comprehensive income (loss)	6-7

Notes to the consolidated financial statements	8-38

Deloitte & Touche LLP
2800 – 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 604-685-0395
www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Shareholders of
Western Wind Energy Corp.

We have audited the consolidated balance sheets of Western Wind Energy Corp. (the “Company”) as at December 31, 2009 and 2008 and the consolidated statements of operations, shareholders’ equity and comprehensive income (loss) and cash flows for the years ended December 31, 2009 and 2008 and the eleven months ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for the years ended December 31, 2009 and 2008 and the eleven months ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
March 22, 2010

Membre de/Member of Deloitte Touche Tohmatsu

Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that raise substantial doubt about the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. In addition, the standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 2 (b) to the consolidated financial statements. Although we conducted our audit in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Shareholders dated March 22, 2010 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events or require a reference to such changes in accounting principles in the auditors’ report when these matters are properly accounted for and adequately disclosed in the financial statements.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
March 22, 2010

Western Wind Energy Corp.
Consolidated balance sheets
As at December 31, 2009 and 2008
(Expressed in Canadian dollars)

	2009	2008
	$	$
Assets
Current assets
Cash	1,882,152	1,817,371
Accounts receivable (net of allowance for doubtful accounts)	253,853	546,878
Refundable tax credits	89,479	311,211
Income taxes refundable	195,897	223,314
Prepaid expenses and deposits	489,034	346,180
	2,910,415	3,244,954

Restricted cash (Note 3)	106,114	210,214
Construction in progress (Note 4)	2,788,617	1,103,393
Deposits	446,288	-
Property and equipment (Note 5)	18,856,144	20,863,849
Goodwill and other intangible assets (Note 6)	4,094,502	4,840,729
	29,202,080	30,263,139

Liabilities
Current liabilities
Accounts payable and accrued liabilities
Continuing	636,169	733,190
Discontinued (Note 7)	272,063	484,200
Accrued interest liabilities	5,879	57,340
Loans payable, current portion (Note 8)	144,490	582,060
	1,058,601	1,856,790

Loans payable (Note 8)	184,606	349,879
Asset retirement obligation (Note 9)	75,575	1,222,898
Future income tax liability (Note 10)	3,040,136	4,391,079
	4,358,918	7,820,646

Shareholders' equity
Share capital (Note 11)
Common shares
Authorized
Unlimited shares without par value
Issued and outstanding
47,542,397 (2008 - 36,703,251)	47,319,717	40,604,309
Contributed surplus	6,714,588	4,837,341
Warrants (Note 12)	5,888,719	5,297,817
	59,923,024	50,739,467

Accumulated other comprehensive (loss) income	(1,047,458)	712,268
Accumulated deficit	(34,032,404)	(29,009,242)
	(35,079,862)	(28,296,974)
	24,843,162	22,442,493
	29,202,080	30,263,139

Commitments (Note 14)
Contingencies (Note 15)

Approved by the Directors

(Signed) Jeff Ciachurski	(Signed) John Wardlow
Jeff Ciachurski, Director	John Wardlow, Director

See accompanying notes to the consolidated financial statements.	Page 3

Western Wind Energy Corp.
Consolidated statements of operations
Periods ended December 31, 2009, 2008 and 2007
(Expressed in Canadian dollars)

	Year ended	Year ended	Eleven months ended
	December 31,	December 31,	December 31,
	2009	2008	2007
	$	$	$

Revenue
Energy sales	2,798,496	5,116,652	4,264,759

Expenses
Amortization	1,875,384	2,418,012	2,163,295
Asset retirement obligation accretion (Note 9)	42,297	68,936	63,232
Cost of sales (i)	1,844,024	1,859,104	1,561,483
General and administration (i)	2,776,305	4,176,487	4,160,045
Foreign exchange (gain) loss	39,117	581,819	(2,964,140)
Interest and accretion on long-term debt (Note 14)	44,236	(109,784)	1,999,559
Project development (i)	2,359,835	1,876,589	987,520
	8,981,198	10,871,163	7,970,994

Loss before the following	(6,182,702)	(5,754,511)	(3,706,235)
Interest income	6,673	53,781	70,780
Gain on sale of assets	176,664	-	-

Loss from continuing operations before income taxes	(5,999,365)	(5,700,730)	(3,635,455)
Income tax recovery (Note 10)	976,203	707,408	816,223

Loss from continuing operations after tax	(5,023,162)	(4,993,322)	(2,819,232)
Income from discontinued operations (Note 7)	-	2,724,047	234,655
Net loss	(5,023,162)	(2,269,275)	(2,584,577)

Income (loss) per share as reported - basic and diluted (Note 12)
Continuing operations	(0.12)	(0.15)	(0.11)
Discontinued operations	-	0.08	0.01
Net loss	(0.12)	(0.07)	(0.10)

Weighted average number of common shares outstanding - basic and diluted	42,860,006	32,544,125	26,230,119

(i)

Included in cost of sales, general and administration and project development costs are amounts related to stock-based compensation totaling $1,226,595 (year ended December 31, 2008 - $1,475,093 ; eleven months ended December 31, 2007 - $989,482) (Note 11 (g)).

See accompanying notes to the consolidated financial statements.	Page 4

Western Wind Energy Corp.
Consolidated statements of cash flows
Periods ended December 31, 2009, 2008 and 2007
(Expressed in Canadian dollars)

	Year ended	Year ended	Eleven months ended
	December 31,	December 31,	December 31,
	2009	2008	2007
	$	$	$

Operating activities
Net loss from continuing operations after tax	(5,023,162)	(4,993,322)	(2,819,232)
Items not involving cash
Accretion on long-term debt	-	13,720	95,560
Amortization	1,875,384	2,418,012	2,163,295
Asset retirement obligation accretion	42,297	68,936	63,232
Bonus shares and to repay investment deposit	-	-	83,920
Financing fees payable in common shares and equity rights	-	-	89,250
Future income taxes recoverable	(781,872)	(711,252)	(650,626)
Stock-based compensation expense	1,226,595	1,475,093	989,482
Unrealized foreign exchange (gain) loss	(138,881)	272,949	(2,964,140)
Gain on sale of assets	(176,664)	-	-
	(2,976,303)	(1,455,864)	(2,949,259)
Change in non-cash working capital
Accounts payable and accrued liabilities	(187,561)	(344,197)	(1,199,774)
Accounts receivable	246,638	(137,558)	279,651
Accrued interest liabilities	(46,794)	(2,172,646)	1,694,979
Income taxes refundable	(5,040)	-	42,676
Prepaid expenses	(210,659)	(30,723)	(60,300)
Refundable tax credits	221,733	(49,467)	(207,901)
	(2,957,986)	(4,190,455)	(2,399,928)

Investing activities
Construction in progress	(1,723,455)	(565,556)	(261,741)
Discontinued operations (Note 7)	-	2,846,235	250,040
Property and equipment deposits	(446,288)	-	(122,746)
Purchase of property and equipment	(635,825)	(1,809,402)	(329,932)
Restricted cash	104,100	982,105	(167,000)
	(2,701,468)	1,453,382	(631,379)

Financing activities
Shares and warrants issued for cash	6,256,720	17,733,819	4,437,411
Loans payable	(532,485)	(13,628,868)	(999,117)
	5,724,235	4,104,951	3,438,294

Net cash (outflow) inflow	64,781	1,367,878	406,987
Cash position, beginning of period	1,817,371	449,493	42,506
Cash position, end of period	1,882,152	1,817,371	449,493

Supplemental cash flow information
Interest paid in cash	84,069	2,220,536	161,136
Interest income received	8,676	53,781	70,780
Income tax received	227,109	-	211,434

Non-cash financing activities (Note 16)

See accompanying notes to the consolidated financial statements.	Page 5

Western Wind Energy Corp.
Consolidated statements of shareholders' equity and comprehensive income (loss
Periods ended December 31, 2009, 2008 and 2007
(Expressed in Canadian dollars)

									Accumulated
									other	Total
		Common shares	Contributed		Warrants		Special Warrants		comprehensive	shareholders'
	Number	Amount	surplus	Number	Amount	Number	Amount	Deficit	income (loss)	equity
		$	$		$		$	$	$	$

Balance at January 31, 2007	24,119,705	21,879,587	3,741,804	7,703,844	49,870	-	-	(24,155,390)	473,098	1,988,969
Net loss for the period	-	-	-	-	-	-	-	(2,584,577)		(2,584,577)
Currency translation adjustment of self-sustaining subsidiary	-	-	-	-	-	-	-	-	(2,379,030)	(2,379,030)
Comprehensive loss										(4,963,607)
Cash transactions
Private placement at $0.90 per unit, net of issuance costs of $51,000	732,000	382,971	-	774,000	237,729	-	-	-	-	620,700
Private placement of 107,779 units at $0.90	107,779	61,222	-	107,779	35,779	-	-	-	-	97,001
Private placement of 165,000 units at $1.00	165,000	102,226	-	165,000	62,774	-	-	-	-	165,000
Private placement of 2,086,400 units at $1.40 per unit, net of issuance costs of $480,388	2,086,400	1,891,996	-	1,223,900	650,956	-	-	-	-	2,542,952
Exercise of options at $0.86 per share	100,000	86,000	-	-	-	-	-	-	-	86,000
Exercise of warrants at $1.03 per share	712,000	733,360	-	(712,000)	-	-	-	-	-	733,360
Exercise of warrants at $1.05 per share	78,950	107,147	-	(78,950)	(24,249)	-	-	-	-	82,898
Share subscriptions received (receivable)	-	-	109,500	-	-	-	-	-	-	109,500
Adjustment to 2006 fair value of warrants	-	(17,623)	-	-	17,623	-	-	-	-	-
	3,982,129	3,347,299	109,500	1,479,729	980,612	-	-	-	-	4,437,411
Non-cash transactions
Debt settlement at a value of $0.80 per share	179,375	143,500	-	-	-	-	-	-	-	143,500
Transfer from contributed surplus on exercise of options	-	96,306	(96,306)	-	-	-	-	-	-	-
Expiry of warrants	-	-	-	(1,079,962)	-	-	-	-	-	-
Bonus shares at a value of $0.75 per share	119,000	89,250	-	-	-	-	-	-	-	89,250
Bonus shares at a value of $1.64 per share	426,830	700,000	(700,000)	-	-	-	-	-	-	-
Deferred bonus expense	-	-	83,920	-	-	-	-	-	-	83,920
Stock-based compensation	-	-	989,482	-	-	-	-	-	-	989,482
Balance at December 31, 2007	28,827,039	26,255,942	4,128,400	8,103,611	1,030,482	-	-	(26,739,967)	(1,905,932)	2,768,925
Net loss for the period	-	-	-	-	-	-	-	(2,269,275)	-	(2,269,275)
Currency translation adjustment of self-sustaining subsidiary	-	-	-	-	-	-	-	-	2,618,200	2,618,200
Comprehensive income										348,925
Cash transactions
Private placement of 6,315,800 special warrants at $2.85 per unit, net of issuance costs of $1,571,077 and broker warrants	-	-	-	-	-	6,315,800	15,560,086	-	-	15,560,086
Conversion of 6,315,800 special warrants to common shares and warrants net of additional issuance costs of $199,117	6,315,800	11,641,236	-	3,157,900	3,719,733	(6,315,800)	(15,560,086)	-	-	(199,117)
Special broker warrants issued	-	-	-	-	-	442,107	868,867	-	-	868,867
Conversion of special broker warrants to broker warrants (a)	-	-	-	442,107	868,867	(442,107)	(868,867)	-	-	-
Exercise of options at $1.05 per share	100,000	188,255	(83,255)	-	-	-	-	-	-	105,000
Exercise of options at $1.10 per share	250,000	459,802	(184,802)	-	-	-	-	-	-	275,000
Exercise of options at $1.23 per share	100,000	207,013	(84,013)	-	-	-	-	-	-	123,000
Exercise of options at $1.33 per share	100,000	243,367	(110,367)	-	-	-	-			133,000
Exercise of warrants at $1.05 per share	531,257	721,682	-	(531,257)	(163,862)	-	-	-	-	557,820
Exercise of warrants at $1.75 per share	162,950	371,708	-	(162,950)	(86,545)	-	-	-	-	285,163
Exercise of warrants at $1.20 per share	10,000	15,804	-	(10,000)	(3,804)	-	-	-	-	12,000
Exercise of warrants at $1.30 per share	10,000	17,911	-	(10,000)	(4,911)	-	-	-	-	13,000
	36,407,046	40,122,720	3,665,963	10,989,411	5,359,960	-	-	(29,009,242)	-	17,733,819
Non-cash transactions
Debt settlement at a value of $1.20 per share	166,667	200,000	(200,000)	-	-	-	-	-	-	-
Debt settlement at a value of $1.61 per share	46,512	75,000	(75,000)	-	-	-	-	-	-	-
Debt settlement at a value of $1.41 per share	7,100	10,000	-	-	-	-	-	-	-	10,000
Exercise of options at $1.33 per share	50,926	123,937	(56,206)	-	-	-	-	-	-	67,731
Exercise of options at $1.52 per share	25,000	72,652	(34,652)	-	-	-	-	-	-	38,000
Expiry of Warrants	-	-	62,143	(5,901,882)	(62,143)	-	-	-	-	-
Stock-based compensation	-	-	1,475,093	-	-	-	-	-	-	1,475,093
Balance at December 31, 2008	36,703,251	40,604,309	4,837,341	5,087,529	5,297,817	-	-	(29,009,242)	712,268	22,442,493

See accompanying notes to the consolidated financial statements.	Page 6

Western Wind Energy Corp.
Consolidated statements of shareholders' equity and comprehensive income (loss)
Periods ended December 31, 2009, 2008 and 2007
(Expressed in Canadian dollars)

									Accumulated
									other	Total
		Common shares	Contributed	Warrants			Special Warrants		comprehensive	shareholders'
	Number	Amount	surplus	Number	Amount	Number	Amount	Deficit	income (loss)	equity
		$	$		$		$	$	$	$

Balance at December 31, 2008	36,703,251	40,604,309	4,837,341	5,087,529	5,297,817	-	-	(29,009,242)	712,268	22,442,493
Net loss for the period	-	-	-	-	-	-	-	(5,023,162)	-	(5,023,162)
Currency translation adjustment of self-sustaining subsidiary	-	-	-	-	-	-	-	-	(1,759,726)	(1,759,726)
Comprehensive loss										(6,782,888)

Cash transactions
Recovery of issuance costs		98,260								98,260
Private placement of 7,015,700 shares at $0.65 per unit, net of issuance costs of $731,701 and broker warrants	7,015,700	2,802,576	-	3,507,850	1,025,928	-	-	-	-	3,828,504
Broker warrants issued (b)	-	-	-	491,099	247,150	-	-	-	-	247,150
Private placement of units (Note 11(c))	699,955	351,919	-	349,975	103,051	-	-	-	-	454,970
Exercise of warrants at $1.00 per share	1,443,000	1,865,028		(1,443,000)	(422,029)					1,442,999
Exercise of warrants at $1.05 per share	38,890	53,747		(38,890)	(12,910)					40,837
Exercise of warrants at $1.20 per share	120,000	189,653		(120,000)	(45,653)					144,000
	9,317,545	5,361,183	-	2,747,034	895,537	-	-	(5,023,162)	-	6,256,720
Non-cash transactions
Issuance of shares and warrants for purchase of land	1,521,601	1,354,225	-	760,801	346,017	-	-	-	-	1,700,242
Expiry of warrants	-	-	650,652	(1,328,632)	(650,652)	-	-	-	-	-
Stock-based compensation	-	-	1,226,595	-	-	-	-	-	-	1,226,595
Balance at December 31, 2009	47,542,397	47,319,717	6,714,588	7,266,732	5,888,719	-	-	(34,032,404)	(1,047,458)	24,843,162

(a)

Each broker's warrant may be exercised by the holder to acquire one agent's unit at a price of $2.85 per agent's unit until June 20, 2010. An agent's unit comprises one common share and one-half of one warrant (Note 12).

(b)	Each broker's warrant may be exercised by the holder to acquire one agent's unit at a price of $0.65 per agent's unit until May 5, 2011. An agent's unit comprises one common share and one-half of one warrant (Note 11).

See accompanying notes to the consolidated financial statements.	Page 7

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

1.	Nature of business and continued operations

Western Wind Energy Corp. (the “Company”) is in the business of developing wind energy projects, principally on properties either owned or leased by the Company in California and Arizona. The Company holds these wind farm properties in North America through its wholly-owned subsidiaries, Western Wind Energy US Corporation (formerly known as Verde Resources Corporation) (“Western Wind US”), AERO Energy, LLC (“Aero”), Mesa Wind Power Corporation (“Mesa Wind”). The Company has incorporated a wholly-owned subsidiary, Western Solargenics, Inc. (“Solar”) to develop solar energy projects and two project specific subsidiaries of Western Wind US, Windstar Holding Company (“Windstar Holding”) and Windstar Energy LLC (“Windstar Energy”), to develop the 120MW Windstar wind project. An additional wholly-owned subsidiary, Eastern Wind Power Inc. (“EWP”), is currently inactive.

These audited consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business. In recent years, income and cash flows from income-producing activities have been insufficient to offset cash used for project development expenses. The Company has been successful in attracting additional capital to continue development and to maintain liquidity. As the Company proceeds to develop its further business opportunities, cash provided by operations will need to be augmented by additional sources of capital.

If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary to the carrying value of assets and liabilities, the reported statement of operations and the balance sheet classification.

In January 2008, the Company changed its fiscal year end from January 31 to December 31, effective as of December 31, 2007. Accordingly, the Company has reported its consolidated financial statements for the year ended December 31, 2009 with comparatives for the year ended December 31, 2008 and the eleven months ended December 31, 2007.

2.	Significant accounting policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the assets, liabilities and operations of the Company and its wholly owned subsidiaries. All information is stated in Canadian dollars unless otherwise stated and include the following significant accounting policies:

(a)	Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned Canadian subsidiaries, EWP and Solar, and wholly-owned U.S. subsidiaries, Western Wind US, Aero, Mesa Wind, Windstar Holding and Windstar Energy. All significant intercompany accounts and transactions have been eliminated.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

2.	Significant accounting policies (continued)

(b)	New accounting policies adopted

(i)
In 2009, the Company adopted a new presentation and disclosure standard that was issued by the Canadian Institute of Chartered Accountants (“CICA”). Section 3064, Goodwill and Intangible Assets, clarifies the criteria for the recognition of assets, intangible assets and internally developed intangible assets. Items that no longer meet the definition of an asset are no longer recognized with assets. The disclosures required by this section are included in Note 6. There has been no significant effect on the financial statements related to the adoption of Section 3064.

(ii)
In June 2009, the CICA amended Section 3862, Financial Instruments – Disclosures, to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure requirements for publicly accountable enterprises. The disclosures required by this section are included in Note 19. There has been no significant effect on the financial statements related to the adoption of this section.

(c)	Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the amount of revenues and expenses reported during the period. Actual results may differ from those estimates.

Significant areas requiring management estimates in the preparation of these consolidated financial statements include, amongst other things, assessment that the going concern assumption is appropriate, assessment of impairment of long-lived assets, amortization, asset retirement obligation, future income taxes, stock-based compensation and allocation of expenses within the consolidated statements of operations.

(d)	Cash

Cash consists of cash on deposit with banks.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

2.	Significant accounting policies (continued)

(e)	Accounts receivable

Accounts receivable are recorded at amortized cost less any provision for uncollectible amounts that are considered necessary. The Company records an allowance for doubtful accounts for any account receivable that management believes is impaired. The Company considers the financial condition of the customers, aging of accounts receivables, the current business environment and historical collection experience when assessing impairment.

(f)	Restricted cash

Restricted cash includes cash reserves that are segregated from the Company’s cash balances to secure letters of credit. The funds are disclosed separately since the funds cannot be accessed until the expiry of the letters of credit.

(g)	Construction in progress

Construction in progress includes costs incurred to assess the feasibility of wind farm sites and solar energy facilities and to secure property rights. These costs include costs paid to third parties and financing costs directly related to the project. These costs will be amortized over the expected useful life of the projects once the projects commence commercial operations. The recoverability of the capitalized costs is dependent on the Company’s ability to obtain financing to complete the development and construction of such projects, meet its obligations under various agreements and successfully complete future operations or dispositions. As at December 31, 2009, the Company has not commenced commercial operations for the projects recorded under this caption.

(h)	Capital assets

Land is recorded at cost plus site investigation, legal and title insurance costs. Other generating facilities include wind turbines, electrical infrastructure, buildings, asset retirement obligation and roads. Meteorological towers include wind equipment used for wind assessments during the development stage.

Depreciable assets are recorded at cost less accumulated amortization. Amortization of these assets is based on the cost of the assets less estimated salvage values and, in the year of acquisition, amortization is based on one-half of the full year amortization for depreciable assets excluding generating facilities.

Amortization is on a straight line basis and the rates are as follows:

Wind turbines and towers	9 to 14 years
Other generating facilities	14 years
Meteorological towers	5 years
Furniture and equipment	5 years
Vehicles	5 years

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

2.	Significant accounting policies (continued)

(i)	Goodwill and other intangible assets

The Company has recorded goodwill and other intangible assets related to the acquisition of the Mesa Wind Farm. The acquisition was accounted for using the purchase method of accounting. Goodwill is tested for impairment at least annually or when events or circumstances change. Goodwill impairment is assessed based on a comparison of the fair value of an individual reporting unit to the underlying carrying value of the reporting unit’s net assets including goodwill. When the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss.

Other intangible assets include amounts allocated to power purchase agreements and to the land right-of-way and are amortized on a straight line basis using the following rates:

Land right-of-way	30.5 years
Power purchase agreement	4 years

(j)	Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment losses are recognized when the carrying amount of a long-lived asset exceeds the sum of the undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. The impairment loss is determined as the amount by which the long-lived asset’s carrying amount exceeds its fair value.

(k)	Asset retirement obligations

The Company recognizes the fair value of liabilities for asset retirement obligations in the period in which a reasonable estimate of such costs can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method. The asset retirement obligation is adjusted at least annually to reflect period-to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. As at December 31, 2009, the Company had an asset retirement obligation with respect to a right-of-way that is owned by Mesa Wind (Note 20).

(l)	Income taxes

Income taxes are accounted for under the liability method of accounting for income taxes. Under the liability method, future tax liabilities and assets are recognized for the estimated future tax consequences attributable to differences between the amounts reported in the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using substantively enacted income tax rates expected to apply when the asset is realized or the liability settled. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

2.	Significant accounting policies (continued)

(m)	Foreign currency translation

(i)	Canadian operations

Transactions in foreign currencies are translated into the currency of measurement at the exchange rate in effect at the time of the transaction. Monetary items expressed in foreign currencies are translated into the currency of measurement at the exchange rate in effect at the balance sheet date. The resulting exchange gains and losses are recognized in the income statement.

(ii)	Integrated foreign operations

Assets and liabilities of integrated foreign operations are translated into Canadian dollars at the exchange rates in effect at the balance sheet date for the monetary items and at exchange rates prevailing at the transaction dates for non-monetary items. Revenues and expenses are translated at the average exchange rates prevailing during the period except for amortization, which is translated at historical exchange rates. Translation exchange gains and losses are included in the net loss for the period.

(iii)	Self-sustaining foreign operations

Assets and liabilities of foreign operations that are self sustaining entities are translated into Canadian dollars at the exchange rate in effect at the balance sheet date for all assets and liabilities. Revenues and expenses are translated at the average exchange rates prevailing during the period. Translation exchange gains and losses are recorded as a currency translation adjustment in accumulated other comprehensive (loss) income.

(n)	Revenue recognition

Revenue derived from the sale of energy in the form of electricity is recognized on the accrual basis at the time electricity is delivered at the point of interconnection to the utility and at rates pursuant to the relevant power purchase document.

(o)	Stock-based compensation

All stock option awards granted to consultants or employees and directors are valued using the fair value method.

The fair value of stock options is determined by the Black-Scholes option pricing model with assumptions for risk free interest rates, dividend yields, volatility factors of the expected market price of the Company’s common shares and an expected life of the options and is expensed over the vesting period. The fair value of direct awards of shares is determined by the quoted market price of the Company’s stock and is recorded as stock-based compensation expense over the vesting period.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

2.	Significant accounting policies (continued)

(p)	Loss per share

Loss per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings per share amounts would be calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method, if the Company had positive net earnings. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate. Shares held in escrow and contingently cancellable are included in the computation of basic loss per share.

(q)	Financial instruments

The Company classifies its financial instruments into one of the following categories: held-for-trading (assets and liabilities), available-for-sale (assets), loans and receivables, held-to-maturity (assets) and other financial liabilities. All financial instruments are measured at fair value on initial recognition.

The Company has designated its cash and restricted cash as held-for-trading, which are measured at fair value. Accounts receivable and deposits are classified as loans and receivables, which are measured at amortized cost. Accounts payable, accrued liabilities and loans payable are classified as other financial liabilities, which are measured at amortized cost.

(r)	New accounting standards not yet adopted

(i)	Business combination

CICA Handbook Section 1582, Business Combinations, which replaces Section 1581, Business Combinations, improves the relevance, reliability and comparability of the information that a reporting entity provides in its financial statements about a business combination and its effects. This section outlines a variety of changes, including, but not limited to, the following: an expanded definition of a business, a requirement to measure all business combinations and non-controlling interests at fair value, and a requirement to recognize future income tax assets and liabilities and to recognize acquisition and related costs as expenses of the period. The section applies to annual and interim financial statements for fiscal years beginning on or after January 1, 2011, with early adoption permitted. The Company has not yet reviewed the impact adopting this section will have on its consolidated financial statements.

(ii)	Consolidated financial statements and non-controlling interests

CICA Handbook Section 1601, Consolidated Financial Statements, in combination with Section 1602, Non-Controlling Interests, will replace Section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements and specifically addresses consolidation accounting following a business combination that involves the purchase of an equity interest in one company by another. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The sections apply to annual and interim financial statements for fiscal years beginning on or after January 1, 2011, with early adoption permitted. The Company has not yet reviewed the impact adopting this section will have on its consolidated financial statements.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

2.	Significant accounting policies (continued)

(r)	New accounting standards not yet adopted (continued)

(iii)	Convergence with International Financial Reporting Standards

In January 2006, the CICA adopted a strategic plan for the direction of accounting standards in Canada. Accounting standards for public companies in Canada will converge with the International Financial Reporting Standards (“IFRS”) by 2011 and we will be required to report according to IFRS standards for the year ended December 31, 2011. We are currently assessing the impact of the convergence of Canadian GAAP with IFRS on our results of operations, financial position and disclosures.

3.	Restricted cash

	2009	2008
	$	$

Restricted term deposits	106,114	210,214

The Company has placed $NIL (2008 - $110,214) to secure letters of credit totaling US$NIL (2008 -US$90,000) to Southern California Edison as required by power purchase agreements. $100,000 (2008 -$100,000) plus accrued interest has been placed on deposit to secure corporate credit cards.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

4.	Construction in progress

	Windstar	Mesa Wind	Kingman
	120 MW	50MW	11MW	Total
	$	$	$	$

January 1, 2009	959,781	143,612	-	1,103,393
Additions	1,423,496	207,894	92,065	1,723,455
Foreign exchange	-	(38,231)	-	(38,231)
December 31, 2009	2,383,277	313,275	92,065	2,788,617

	Windstar	Mesa Wind	Kingman
	120MW	50MW	11MW	Total
	$	$	$	$

January 1, 2008	427,597	85,657	-	513,254
Additions	532,184	32,994	-	565,178
Foreign exchange	-	24,961	-	24,961
December 31, 2008	959,781	143,612	-	1,103,393

The Company has interests in the Windstar 120 MW, Mesa Wind 50 MW and Kingman 11 MW wind farm projects.

(a)	Windstar 120 MW project

On March 8, 2005, the Company’s wholly-owned subsidiary, Aero, entered into a formal power purchase agreement (“PPA”) with Southern California Edison Company (“SCE”) for the sale of the available output of up to 120 MW’s of wind power for a period of 20 years from its new wind farm to be located in Tehachapi, California. The PPA required that the facility be completed by December 31, 2009. On December 17, 2009, the Company signed an amendment to the PPA that updates the terms to reflect current market conditions, project status and a completion date of December 31, 2011. The Company estimates the start of construction to be August 1, 2010 and the Commercial Operations Date to be March 31, 2011.

The Company has incurred initial development costs on this project for financing, environmental impacts and wind studies with respect to placement of the wind turbines and preliminary engineering and transmission studies related to interconnection.

(b)	Mesa Wind 50 MW redevelopment project

On July 25, 2006, the Company purchased the Mesa Wind project with a view of operating the project until a new right-of-way was negotiated with the Bureau of Land Management (“BLM”) and satisfactory development work was completed so that the site could be redeveloped to 50 MW’s.

On September 21, 2009 the BLM approved the Company’s plan of development, granted a 24 year lease extension to September 22, 2037, approved the US Fish and Wildlife Service biological opinion and issued a favorable Record of Decision.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

4.	Construction in progress (continued)

(b)	Mesa Wind 50 MW redevelopment project (continued)

The Company has incurred initial development costs on this project for environmental impacts and wind studies with respect to placement of the wind turbines, title insurance and preliminary engineering and transmission studies related to interconnection.

(c)	Kingman 11 MW project

On October 16, 2009 the Company signed a power purchase agreement with UNS Electric, Inc, for a new fully integrated combined wind and solar (photo voltaic “PV) energy project.

The Company has incurred initial development costs on this project for environmental impact and wind studies with respect to placement of the wind turbines and preliminary engineering and transmission studies related to interconnection.

5.	Property and equipment

		December 31, 2009
	Cost	Accumulated amortization	Net book value
	$	$	$

Land	9,565,862	-	9,565,862
Wind turbines and towers	13,146,737	(5,457,575)	7,689,162
Other generating facilities	2,516,185	(1,372,576)	1,143,609
Meteorological towers	348,043	(206,185)	141,858
Furniture and equipment	162,941	(82,287)	80,654
Assets under capital leases (Note 8c)	412,474	(177,475)	234,999
	26,152,242	(7,296,098)	18,856,144

		December 31, 2008
	Cost	Accumulated amortization	Net book value
	$	$	$

Land	7,074,304	-	7,074,304
Wind turbines and towers	16,110,932	(4,911,769)	11,199,163
Other generating facilities	3,317,387	(1,322,388)	1,994,999
Meteorological towers	330,127	(161,067)	169,060
Furniture and equipment	159,704	(50,876)	108,828
Assets under capital leases (Note 8c)	412,475	(94,980)	317,495
	27,404,929	(6,541,080)	20,863,849

The unrealized foreign exchange translation gain in property and equipment for the year ended December 31, 2009 was $1,689,630 (2008 - $2,595,008). Total amortization for the year ended December 31, 2009 was $1,824,197 (December 31, 2008 - $2,344,264)

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

6.	Goodwill and other intangible assets

		December 31, 2009
	Cost	Accumulated amortization	Net book value
	$	$	$

Goodwill	3,865,336	-	3,865,336
Power purchase contracts	66,006	(45,777)	20,229
Land right-of-way	385,831	(176,894)	208,937
	4,317,173	(222,671)	4,094,502

		December 31, 2008
	Cost	Accumulated amortization	Net book value
	$	$	$

Goodwill	4,522,677	-	4,522,677
Power purchase contracts	71,343	(36,890)	34,453
Land right-of-way	451,445	(167,846)	283,599
	5,045,465	(204,736)	4,840,729

The foreign exchange translation gain on goodwill and other intangible assets for the year ended December 31, 2009 was $692,040 (2008 - $921,124). Total amortization for the year ended December 31, 2009 was $51,187 (2008 - $73,748)

7.	Discontinued operations

Income (loss) from discontinued operations is comprised of the following:

	Year ended	Year ended	Eleven months ended
	December 31,	December 31,	December 31,
	2009	2008	2007
	$	$	$

Grand Manan 20 MW project	-	(122,188)	224,212
Steel Park 15 MW project	-	2,846,235	10,443
	-	2,724,047	234,655

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

7.	Discontinued operations (continued)

(a)	Grand Manan 20 MW project

The Company had a power purchase agreement with New Brunswick Power that provided for the completion of a 20 MW facility on Grand Manan Island by October 31, 2006. The Company was unable to renegotiate the agreement and the agreement was terminated by New Brunswick Power on October 31, 2006. The termination caused New Brunswick Power to call the $200,000 letter of credit and the Company owed a third party $200,000 for providing security for the letter of credit. The third party agreed to accept 166,667 shares in lieu of the debt and accordingly the $200,000 was initially classified as contributed surplus and transferred to common shares when the shares were issued on January 8, 2008. Since the power purchase agreement was terminated, the Company has written off its investment in the Grand Manan project, property and equipment of $1,149,339 as a loss on discontinued operations. The results of operations for the last three fiscal periods are as follows:

	Year ended	Year ended	Eleven months ended
	December 31,	December 31,	December 31,
	2009	2008	2007
	$	$	$

Loss for the period	-	(122,188)	(25,828)
Gain on sale of wind data	-	-	250,040
Write-off of construction in progress	-	-	-
Write-off of property and equipment	-	-	-
Letter of credit accrual	-	-	-
(Loss) income before income taxes	-	(122,188)	224,212

(b)	Steel Park 15 MW project

The Company had a power purchase agreement with Arizona Public Service that provided for the completion of a 15 MW facility near Kingman, Arizona by March 31, 2007. On April 27, 2006, the Steel Park 15 MW project was transferred to Steel Park, LLC, a joint venture owned 51% by Pacific Hydro US Holdings, Inc. and 49% by the Company. In September 2006, Pacific Hydro notified the Company that it did not want to proceed with the project. On April 11, 2007, Arizona Public Service terminated the power purchase agreement.

The main asset transferred to Steel Park, LLC was a turbine supply agreement. The turbine supply agreement required a letter of credit for the purchase price of the wind turbines less turbine reservation payments. The letter of credit was provided by Pacific Hydro and was secured by a charge on the wind turbines and on the Company’s interest in Steel Park, LLC. Another power purchase agreement was unlikely in the foreseeable future which created uncertain economic viability and consequently the Company wrote off its investment in Steel Park, LLC and the Steel Park 15 MW project.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

7.	Discontinued operations (continued)

(b)	Steel Park 15 MW project (continued)

The results of operations for the last three fiscal periods are as follows:

	Year ended	Year ended	Eleven months ended
	December 31,	December 31,	December 31,
	2009	2008	2007
	$	$	$

Gain for the year	-	2,846,235	10,443
Write-off of construction in progress	-	-	-
	-	2,846,235	10,443

On September 28, 2007, the Company entered a settlement agreement with Pacific Hydro that provided for settlement of the lawsuits and the termination of the business relationship between the parties. Pursuant to the settlement agreement and a subsequent amendment:

(i)	the common shares of Mesa Wind and the resignations of Mesa Wind’s officers and directors were placed in escrow (“Mesa Deposit”) until the earlier of the repayment of the US$13,400,000 Mesa Wind acquisition loan and accrued interest (the “Mesa Loan”) by April 28, 2008, extended by amendment to June 24, 2008 (the “Repayment Date”). The loan was repaid on June 23, 2008 and accordingly the common shares of Mesa Wind were returned to the Company; and

(ii)	The Mesa loan was repaid on June 23, 2008, which triggered a reduction of interest of $826,441 charged by Pacific Hydro from LIBOR plus 6% to LIBOR plus 2.25% from January 1, 2007 to the date that the Mesa Loan was repaid; and a reduction of the loan principal by US$3,000,000 which was netted to US$2,900,000 after taking into account an extension fee of US$100,000. The net reduction was recorded as income from discontinued operations as it was for compensation for the Steel Park asset allocation on the discontinuation of that project.

The Company has segregated its assets and liabilities related to discontinued operations. The liabilities related to the discontinued operations are as follows:

			2009			2008
	Grand Manan	Steel Park		Grand Manan	Steel Park
	15 MW	15 MW	Total	15 MW	15MW	Total
	$	$	$	$	$	$

Accounts payables	-	272,063	272,063	149,688	334,512	484,200

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

8.	Loans payable

	$	$

Windridge acquisition loan (a)	-	348,840
Windstar mortgages (b)	163,706	311,132
Crane financing contract (c)	165,390	246,442
Other	-	25,525
	329,096	931,939
Less: Current portion	144,490	582,060
	184,606	349,879

(a)	Windridge acquisition loan

The Windridge acquisition loan of US$285,000 was secured by a first charge on the Windridge land with interest payable annually at the rate of 8%. Principal was initially due on May 10, 2008 and was extended to June 15, 2009 and repaid on that date.

(b)	Windstar mortgages

The Company entered into mortgages to finance the purchase of land in Tehachapi, California and the balance at December 31, 2009 is $163,706 (US$156,491) (2008 - $311,132 (US$254,193)). The mortgages are repayable in blended monthly payments with interest at rates from 6.5% or 8% and with terms of three or four years. The mortgages are secured by first charges on the land.

(c)	Crane financing contract

The Wells Fargo Equipment Finance contract balance of US$158,102 at December 31, 2009 is secured by the equipment purchased and is repayable in 60 blended monthly payments of $4,638 commencing on March 20, 2008 with interest at a rate of 6.82% per annum.

(e)	Loan payable

Principal payments due in the next five years are as follows:

$

2010	144,490
2011	68,169
2012	72,894
2013	36,087
2014	7,456
329,096

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

9.	Asset retirement obligation

On July 25, 2006, the Company acquired a right-of-way that was to expire on January 26, 2013 from the Bureau of Land Management. The right-of-way requires the Company to submit a site reclamation plan and to remove all buildings, equipment, machinery and materials from the site 30 days after the expiration of the right-of-way unless renewed by the Company. On September 21, 2009, the Company’s BLM right-of-way was extended to September 22, 2037, which extends the date to remove all buildings, equipment, machinery and materials from the site (Note 20) and reduces the current value of the obligation.

The changes in the asset retirement obligation liability are as follows:

	2009	2008
	$	$

Balance, beginning of period	1,222,898	926,362
Adjustment due to right of way extension	(1,006,607)	-
Accretion	42,297	68,936
Foreign exchange difference	(183,013)	227,600
Balance, end of period	75,575	1,222,898

The total undiscounted amount of the estimated cash flows of the asset retirement obligation, which is expected to be paid in 2037, is $858,329. The asset retirement obligation was calculated using a discount rate of 9.42% per annum.

10.	Income taxes

	Year ended	Year ended	Eleven months ended
	December 31, 2009	December 31, 2008	December 31, 2007
	$	$	$
Income taxes
Current	(194,332)	3,834	(165,597)
Future	(781,871)	(711,242)	(650,626)
	(976,203)	(707,408)	(816,223)

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

10.	Income taxes (continued)

The items accounting for the difference between income taxes computed at the statutory rate of 30% (2008 - 31.0%; 2007 - 34.12%) and the provision for income taxes are as follows:

	Year ended	Year ended	Eleven months ended
	December 31, 2009	December 31, 2008	December 31 ,2007
	$	$	$

Loss from continuing operations before income tax	(5,999,365)	(5,700,730)	(3,635,455)

Computed tax recovery at statutory rate	(1,799,810)	(1,767,226)	(1,240,417)
Increase (decrease) resulting from permanent differences
Stock-based compensation	367,979	457,279	337,611
Foreign exchange translation	(18,133)	205,718	(1,076,326)
Adjustment to prior year's net operating losses	253,740	730,974	-
Other	562,044	157,636	59,815
U.S. and Canadian tax rate difference	(266,973)	(416,061)	(156,498)
Change in valuation allowance	(75,050)	(75,728)	1,259,592
Income tax recovery	(976,203)	(707,408)	(816,223)

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

10.	Income taxes (continued)

Future income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s future income taxes were as follows:

	2009	2008	2007
	$	$	$
Future income tax assets
Interest payable to related parties	-	-	854,780
Property and equipment	-	-	-
Net operating losses on discontinued operations	1,162,954	1,173,428	2,256,061
Asset retirement obligation	30,228	489,159	370,544
Other	16,601	-	-
Share issue costs	539,351	551,528	175,160
Finance costs	485,473	571,119	-
Net operating losses carryforward	5,590,275	5,114,698	4,629,732
	7,824,882	7,899,932	8,286,277
Valuation allowance	(7,824,882)	(7,899,932)	(7,975,660)
	-	-	310,617

Future income tax liabilities
Property and equipment	(2,923,274)	(4,245,384)	(4,448,176)
Other	(116,862)	(145,695)	(79,512)
	(3,040,136)	(4,391,079)	(4,527,688)
Net future income tax liability	(3,040,136)	(4,391,079)	(4,217,071)

In assessing the realizability of future income tax assets (“FITA”), management considers whether it is more likely than not that some portion or all of the FITA will not be realized. The ultimate realization of FITA is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. As of December 31, 2009, the Company does not believe it meets the criteria to recognize FITA.

At December 31, 2009, the Company has total non-capital loss carryforwards for U.S. federal income tax purposes of approximately US$10,364,916 which expire at various times commencing in 2022. Non-capital loss carryforwards may be subject to certain limitations under Section 382 of the Internal Revenue Code. For Canadian federal income tax purposes, the Company has total non-capital loss carryforwards of approximately $4,467,231 which expire as follows:

$

2010	-
2011	-
2015	84,270
2016	-
2025 and thereafter	4,382,961
4,467,231

The potential tax impact of the losses has been fully offset by a valuation allowance in the consolidated financial statements.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

11.	Share capital

(a)

750,000 shares were originally held in escrow, the release of which is subject to the direction of the regulatory authorities having jurisdiction. The escrow period for these shares is complete and the officers and directors entitled to the shares no longer have any continuing service requirements in order to obtain those shares. During 2008, 75,002 shares were released and then a further 37,501 shares were released on both June 4, 2009 and December 4, 2009, leaving a balance of 599,996 shares held in escrow. The escrow shares are released over a six year basis and will be fully released in December 2013. 5% of the total original escrow shares have been released every six months for the first two years from December 2007. The remainder will be released equally over the following four years every six months. The release of the escrow shares is subject to the approval of the TSX Venture Exchange.

(b)

On May 5, 2009, the Company closed a brokered private placement of 7,015,700 Units (the “Units”) at a price of $0.65 per Unit for gross proceeds of $4,560,205. Each Unit was comprised of one common share of the Company and one half of one share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at a price of $1.00 per share after the hold period expires on September 5, 2009 and at any time on or prior to the close of business on May 5, 2011. The Company also granted 491,099 Broker’s Warrants exercisable into Units at any time before May 5, 2011 with an exercise price of $0.65 per Unit. The Units have the same terms as those to be issued to the subscribers. Included in total issuance costs is a cash commission equal to 7% of the gross proceeds of the Offering.

(c)

On May 12, 2009, the Company issued to management, employees and directors, by way of non-brokered private placement, 699,955 Units at a price of $0.65 per Unit for gross proceeds of $454,970. Each Unit was comprised of one common share of the Company and one half of one share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at a price of $1.00 per share after the hold period expires on September 12, 2009 and at any time on or prior to the close of business on May 12, 2011.

(d)

On June 5, 2009 the Company issued 1,521,601 shares at a price of $0.89 per share for gross proceeds of $1,354,224, 760,801 warrants with a fair value of $346,017 and $263,948 (US$200,000) in cash in exchange for land located in the Tehachapi, CA. Each warrant entitles the holder to acquire one common share of the Company at a price of $1.00 per share at any time on or prior to the close of business on June 5, 2011.

(e)

The Company has a stock option plan (the “Plan”) and has allotted and reserved up to an aggregate of 9,188,101 common shares representing 20% of the issued and outstanding shares as at the June 22, 2009 annual general meeting.

Each option entitles the holder to acquire one common share at its exercise price. Options vest between 18 months from the date of grant and expire ten years from the date of grant.

During the year ended December 31, 2009, an employee and a consultant were terminated and the weighted average exercise rights for 274,074 stock options at $1.33 per share were forfeited. 550,000 options with a weighted average exercise price of $1.42 per share expired. Further the Company granted 100,000 options to a consultant to acquire shares at $1.11 per share.

During the year ended December 31, 2008, the Company granted 2,200,000 options to directors, officers, employees and consultants to acquire shares at $1.34 per share and 337,400 to a third party to acquire shares at $2.29 per share. A consultant was terminated and the exercise rights for the balance of the stock options (75,000 options at $1.54 per share) were forfeited. The third party’s 337,400 stock options issued at $2.29 were cancelled as a result of the termination of the investor relation contract with the Company.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

11.	Share capital (continued)

(e)	(continued)

400,000 options at $1.74, 200,000 options at $2.40 and 50,000 options at $2.55 expired during the year ended December 31, 2008.

The Company recorded $1,226,595 of stock-based compensation expense during the year ended December 31, 2009 (year ended December 31, 2008 - $1,475,093; eleven months ended December 31, 2007 - $989,482).

A summary of stock option information as at December 31, 2009 is as follows:

	Shares	Weighted average exercise price
		$

Options outstanding at January 31, 2007	3,045,000	1.43
Granted	1,750,000	1.41
Exercised	(100,000)	0.86
Cancelled	(50,000)	1.79
Expired	(370,000)	1.20
Options outstanding at December 31, 2007	4,275,000	1.45
Granted	2,537,400	1.47
Exercised	(625,926)	1.19
Forfeited	(75,000)	1.54
Cancelled	(337,400)	2.29
Expired	(650,000)	2.01
Options outstanding at December 31, 2008	5,124,074	1.37
Granted	100,000	1.11
Forfeited	(274,074)	1.33
Expired	(550,000)	1.42
Options outstanding at December 31, 2009	4,400,000	1.36

Range of exercise prices	Number of stock options outstanding	Weighted average exercise price	Weighted average remaining contractual life (years)	Number of options outstanding	Weighted average exercise price
$		$			$

1.11 - 1.32	1,350,000	1.26	2.80	1,275,000	1.27
1.33 - 1.54	3,050,000	1.40	3.47	2,000,000	1.43

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

11.	Share capital (continued)

(f)

The fair value of the Company’s stock-based awards granted to employees, non-employee directors and consultants for the periods ended December 31, 2009, 2008 and 2007 was estimated using the Black-Scholes option-pricing model using the following weighted average assumptions:

	Year ended December 31, 2009	Year ended December 31, 2008	Eleven months ended December 31, 2007

Expected life (in years)	5	5	5
Risk-free interest rate	3%	3%	4%
Expected stock volatility	91%	86%	89%
Dividend yield	0%	0%	0%

The weighted average fair value per stock option granted during the year ended December 31, 2009 was $0.79 (2008 - $0.75; 2007 - $1.41).

(g)	Included in cost of sales, general and administration and project development costs are amounts related to stock-based compensation as follows:

	Year ended December 31, 2009	Year ended December 31, 2008	Eleven months ended December 31, 2007
	$	$	$

Cost of sales	6,264	9,640	3,799
General and administration	775,441	938,077	812,724
Project development	444,890	527,376	172,959
	1,226,595	1,475,093	989,482

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

12.	Warrants

Share purchase warrants outstanding as at December 31, 2009:

Number of warrants (i)	Amount ($)	Exercise price	Expiry date
		$

760,801 (ii)	346,017	1.00	June 5, 2011
349,975 (ii)	103,051	1.00	May 12, 2011
2,064,850 (ii)	603,901	1.00	May 5, 2011
491,099 (ii)	247,150	0.65	May 5, 2011
3,157,900 (iii)	3,719,733	3.70	June 20, 2010
442,107 (iii)	868,867	2.85	June 20, 2010
7,266,732	5,888,719

(i)	Each share purchase Warrant entitles the holder to acquire one common share of the Company on the payment of the exercise price as indicated.

Warrants granted during the year ended December 31, 2009 and 2008 were issued in conjunction with private placements of common shares, and are exercisable at the holder’s option. There are no conditions whereby the Company would have to settle the warrants in cash.

(ii)

On May 5, 2009, the Company closed a brokered private placement of 7,015,700 Units (the “Units”) at a price of $0.65 per Unit for gross proceeds of $4,560,205. Each Unit was comprised of one common share of the Company and one half of one share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at a price of $1.00 per share after the hold period expires on September 5, 2009 and at any time on or prior to the close of business on May 5, 2011. The Company also granted 491,099 Broker’s Warrants exercisable into Units at any time before May 5, 2011 with an exercise price of $0.65 per Unit. The Units have the same terms as those to be issued to the subscribers. Included in total issuance costs is a cash commission equal to 7% of the gross proceeds of the Offering.

On May 12, 2009, the Company issued to management, employees and directors, by way of non-brokered private placement, 699,955 Units at a price of $0.65 per Unit for gross proceeds of $454,970. Each Unit was comprised of one common share of the Company and one half of one share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at a price of $1.00 per share after the hold period expires on September 12, 2009 and at any time on or prior to the close of business on May 12, 2011.

On June 5, 2009 the Company issued 1,521,601 shares at a price of $0.89 per share for gross proceeds of $1,354,224, 760,801 warrants with a fair value of $346,017 and $263,948 (US$200,000) in cash in exchange for land located in the Tehachapi, CA. Each warrant entitles the holder to acquire one common share of the Company at a price of $1.00 per share at any time on or prior to the close of business on June 5, 2011.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

12.	Warrants (continued)

(iii)

On June 20, 2008, the Company issued 6,315,800 special warrants (the “Special Warrants”) through a private placement (“Offering”) at a price of $2.85 per Special Warrant. Each Special Warrant entitled the holder to acquire, for no additional consideration, 6,315,800 common shares (the “Common Shares”) and 3,157,900 common share purchase warrants (the “Warrants”). In conjunction with the Offering, the Company also issued 442,107 brokers’ warrants (the “Brokers’ Warrants”). Each Brokers’ Warrant may be exercised by the holder to acquire one Agents’ Unit at a price of $2.85 per Agents’ Unit until June 20, 2010. An Agents’ Unit comprises one common share and one-half of one Warrant. Each Warrant entitles the holder to acquire one common share at a price of $3.70 per share until June 20, 2010. On July 31, 2008, each Special Warrant and Brokers’ Warrant were converted to one common share and one half of one Warrant following the issue of a short-form prospectus to that effect. Brokers’ Warrants have not been exercised as of December 31, 2009.

The fair value of each warrant granted has been estimated as of the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	Year ended December 31, 2009	Year ended December 31, 2008	Eleven months ended December 31, 2007

Expected life (in years)	2	2	2
Risk-free interest rate	1%	3%	4%
Expected stock volatility	106%	88%	77%
Dividend yield	0%	0%	0%

As the Company incurred losses for the periods ended December 31, 2009, 2008 and 2007, the stock options and share purchase warrants, as disclosed in Note 11 and in this note, were not included in the computation of loss per share as their inclusion would have been anti-dilutive.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

13.	Related party transactions

(a)	The following expenses were accrued/paid to directors, officers, significant shareholders and the spouse of a director of the Company:

	Year ended December 31, 2009	Year ended December 31, 2008	Eleven months ended December 31, 2007
	$	$	$

Directors' fees	63,000	104,000	56,000
Consulting fees	1,578,688	1,447,597	888,366
Secretarial	36,000	36,000	45,000
Financing costs	-	-	89,250
Interest	-	(226,359)	1,718,765
Other	-	39,576	-
	1,677,688	1,400,814	2,797,381

(b)

As at December 31, 2009, the Company had an account receivable of $88,226 (2008 - $82,795) with a company that had a common director in the prior year but is no longer a director in the current year. The receivable has been outstanding for over a year and it is unlikely it will be paid in the foreseeable future so an allowance for the full amount has been provided.

(c)

As at December 31, 2009, the Company had an accounts receivable of $12,395 (December 31, 2008 - $NIL) and an accounts payable of $NIL (December 31, 2008 - $58,747) to an officer and director of the Company.

(d)

During the eleven months ended December 31, 2007, a shareholder provided a loan of $408,911 (US$412,500) to the Company at an interest rate of 12% per year and the Company paid the lender a bonus of 119,000 shares at a fair value of $0.75 per common share. The loan was repaid on July 3, 2008.

(e)

During the fiscal year ended January 31, 2006, bonuses totaling $1,000,000 were awarded to two directors and officers of the Company and were settled through the issuance of 182,930 shares in October 2005 and 426,830 shares in November 2007. The November 2007 shares were issued once the recipient met the established bonus terms of continuing service to the Company until at least October 26, 2007. The values of the shares were fully expensed in 2007 (December 31, 2007 - $83,920).

(f)

Pacific Hydro, the previous owner of approximately 23% of the common shares of the Company up until April 2008, provided a loan of $15,771,800 (US$13,400,000) to fund the Company’s acquisition of Mesa Wind. The loan was repaid June 23, 2008. Interest accrued on the loan for the year ended December 31, 2008 amounted to $NIL (eleven months ended December 31, 2007 - $1,658,899 (US$1,557,969)).

(g)

On November 30, 2006, the spouse of an officer and director loaned the Company $630,000 (US$500,000) to provide funds to purchase the Kingman, Arizona land. The loan bore interest at LIBOR plus 5.98% and matured in two years. In addition, the spouse of the officer and director received a bonus of 146,500 common shares at a value of $0.86 per share. The loan was repaid October 22, 2007.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

13.	Related party transactions (continued)

(h)	As at December 31, 2009, the Company advanced directors fees of $9,000 (December 31, 2008 - $NIL).

Related party transactions are measured at the exchange amount, which is the consideration established and agreed to by the related parties in the normal course, unless otherwise noted.

14.	Commitments

	Total	Within 1 year	2 to 3 years	4 to 5 years	More than 5 years
	$	$	$	$	$

Right of way agreement (a)	828,387	82,839	165,677	165,677	414,194
Office leases (b) (c)	175,979	87,949	88,030	-	-
Management contract (d)	229,950	229,950	-	-	-
	1,234,316	400,738	253,707	165,677	414,194

(a)

The Company has a BLM right-of-way that expires on September 22, 2037. The right-of-way requires annual payments based on the installed kilowatt (kw) capacity and BLM factors being the number of operational hours in the year, capacity factors, royalty percentages and sales price per kw. The Company also has an obligation to remove foundations and equipment on the termination of the right-of-way agreement (Note 9).

(b)

The Company entered into a sublease agreement for office space in Vancouver, B.C. that expires in February 2012. The base rent is $3,570 per month and operating costs are approximately $2,700 per month.

(c)	The Company entered into a lease agreement for office space in Tehachapi, CA that expires July 2010. The base rent is US$1,700 per month thereafter.

(d)

The Company has entered into an operations and maintenance agreement with an independent contractor that requires the Company to reimburse the contractor for all costs incurred for maintaining the Mesa and Windridge wind farms plus a management fee of US$219,000 per annum. The agreement is renewable annually with 30 days’ notice from its December 15 renewal date.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

15.	Contingencies

(a)

As at December 31, 2009, the Company had only two employees, and remunerates all officers, directors, and all other individuals by way of consulting fees. If certain of these individuals were deemed to be employees of the Company, as opposed to consultants, then the Company could be contingently liable for employer related withholdings and costs.

(b)

As at December 31, 2009, the Company has entered into conditional purchase agreements for land in Ontario, Canada for potential development of solar energy facilities. Under these agreements, the Company paid deposits of $46,000 which become nonrefundable when the Company obtains all Government, Local Authority, Utility and other contracts, agreements and approvals necessary to develop solar energy facilities. The following additional payments are contingent on the project development process as follows:

•
$15,000 - $24,000 is payable for each property successfully rezoned for the Company’s intended use within approximately 8-12 months of the purchase and sale agreement date or the company waives such requirement;

•
$25,000 is payable for each property if the Company is successful in obtaining all other contracts, agreements and approvals within approximately 24 months of the purchase and sale agreement date or the company waives such requirement; and

•	The difference between the combined purchase price of $3,635,000 and the progress payments, as described above, would be due if the Company completes the purchase of the properties.

Title of the properties would not be transferred to the Company until the full purchase price has been paid.

16.	Non-cash financing activities

During the year ended December 31, 2009 the Company issued 1,521,601 shares at a price of $0.89 per share as partial payment for the settlement of land purchases located in Tehachapi, California.

During the year ended December 31, 2008, the Company issued 275,000 shares at an average value of $1.29 per share as settlement of certain debts.

During the eleven months ended December 31, 2007, the Company issued 119,000 shares at a value of $0.75 per share as a bonus for a loan commitment, 25,000 shares at a deemed value of $1.40 as brokers units relating to the October 23, 2007 private placement and 179,375 shares at a value of $0.80 per share for debt totaling $143,500.

The Company issued bonuses totaling $NIL (December 31, 2008 - $NIL; eleven months ended December 31, 2007 - $89,230) that were settled by the issue of shares.

17.	Economic dependence

The Company’s revenue-producing operations consist of generating wind energy in the State of California, U.S.A. The Company’s revenues are 100% derived from a single customer and are based on power purchase agreements signed between the parties.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

18.	Financial instruments

(a)	Categories of financial assets and liabilities

Under Canadian GAAP, all financial instruments must initially be recognized at fair value on the balance sheet. The Company has classified each financial instrument into the following categories: held-for-trading assets and liabilities, loans and receivables, held-to-maturity investments, available-for-sale financial assets, and other financial liabilities. Subsequent measurement of the financial instruments is based on their classification.

Changes in unrealized gains and losses on held-for-trading financial instruments are recognized in earnings. Gains and losses on available-for-sale financial assets are recognized in other comprehensive income (“OCI”) and are transferred to earnings when the asset is disposed of or impaired. The other categories of financial instruments are recognized at amortized cost using the effective interest rate method. Transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are added to or in the case of a liability deducted from the cost of the instrument at its initial carrying amount.

The Company has made the following classifications:

•	Cash and restricted cash are classified as financial assets held-for-trading and are measured on the balance sheet at fair value;

•
Accounts receivable are classified as loans and receivables and are initially measured at fair value and subsequent periodic revaluations are recorded at amortized cost using the effective interest rate method; and

•
Accounts payable, accrued liabilities and loans payable (including current portion and accrued interest) are classified as other liabilities and are initially measured at fair value and subsequent periodic revaluations are recorded at amortized cost using the effective interest rate method.

The carrying values of cash, restricted cash, accounts receivable, accounts payable, accrued liabilities and loans payable approximate their fair value at December 31, 2009 and December 31, 2008 due to their short-term nature and management’s expectations that interest rates, if any, approximate current market conditions. The Company is exposed to credit related losses, which are minimized as all sales are made under contracts with a large utility customer. No reclassifications or derecognition of financial instruments occurred in the period.

The Company’s credit facilities, as described in Note 8, are comprised of senior secured loans and mortgages and, as such, the Company is exposed to interest rate risk. The Company mitigates this risk by either fixing the interest rates upon the inception of the debt. The fair values of the loans approximate their book values, based on the Company’s current credit worthiness and prevailing market interest rates.

(b)	Derivative instruments and hedging activities

The Company does not utilize derivative instruments currently but may use them in the future to manage market risk against the volatility in commodity prices, foreign exchange rates and interest rate exposures. The Company’s policy is not to utilize derivative instruments for speculative purposes. The Company may choose to designate derivative instruments as hedges.

As at December 31, 2009, the Company does not have any outstanding contracts or financial instruments with embedded derivatives that require bifurcation.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

18.	Financial instruments (continued)

(c)	Credit risk, liquidity risk, currency risk, interest rate risk and commodity price risk

The Company has limited exposure to credit risk, as the majority of its sales contracts are with a large utility customer, and the Company’s cash is held with major North American financial institutions. Historically, the Company has not had collection issues associated with its trade receivables and the aging of trade receivables is reviewed on a regular basis to ensure the timely collection of amounts owing to the Company. At December 31, 2009, less than 1% of the Company’s trade receivables were not current. The Company manages its credit risk by entering into sales agreements with credit worthy parties and through regular review of accounts receivable. The maximum credit exposure of the Company approximates the carrying value of cash, accounts receivable and taxes refundable. This risk management strategy is unchanged from the prior year.

The Company manages its liquidity risk associated with its financial liabilities (primarily those described in Note 8 and current liabilities) through the use of cash flow generated from operations, combined with strategic use of long term debt and issuance of additional equity, as required to meet the capital requirements of maturing financial liabilities. The contractual maturities of the Company’s long term financial liabilities are disclosed in Note 8, and remaining financial liabilities, consisting of accounts payable, are expected to be realized within one year.

As disclosed in Note 20, the Company does not have any financial covenants relating to its financial liabilities as at December 31, 2009. This risk management strategy is unchanged from the prior year.

The Company has substantial assets denominated in U.S. dollars related to its California and Arizona properties. Based upon the net assets of the Company’s self sustaining operations as at December 31, 2009, a 1% change in the Canadian dollar-U.S. dollar blended forward exchange rate, would result in a $77,000 impact to accumulated other comprehensive income (“AOCI”). The Company also has certain loans payable denominated in U.S. dollars in its integrated subsidiaries related to its California properties. Based upon the remaining payments at December 31, 2009, a 1% change in the Canadian dollar-U.S. dollar blended forward exchange rate, over the timing of the payments to be made by the Company, would result in a $3,000 impact to net income. This risk management strategy is unchanged from the prior year.

The Company generates revenue through variable price power purchase agreements with a California utility. The power rates reflect current oil and gas market prices and therefore the Company is exposed to commodity price risk. A 1% decrease, on an absolute basis, in the oil and gas market prices would result in reduced revenue, on an annual basis, of approximately $30,000. The Company manages this commodity price risk by monitoring the oil and gas futures market and by being prepared to convert the current variable price contracts to fixed price long term contracts if and when this is deemed to be necessary. This risk management strategy is unchanged from the prior year.

Cash and restricted cash are stated at amounts compatible with those prevailing in the market, are highly liquid, and are maintained with prime financial institutions for high liquidity.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

18.	Financial instruments (continued)

(d)	Fair Value Hierarchy

Canadian GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Three levels of the fair value hierarchy are described below:

•	Level 1 of the fair value hierarchy includes unadjusted quoted prices in active markets for identical assets and liabilities.

•	Level 2 of the fair value hierarchy includes quoted prices in markets that are not active or model inputs that are observable either directly or indirectly.

•	Level 3 of the fair value hierarchy includes prices or valuation techniques that require inputs that are not based on observable market data.

As of December 31, 2009

	Level 1	Level 2	Level 3	Total
	$	$	$	$

Cash	1,882,152	-	-	1,882,152
Restricted cash	106,114	-	-	106,114
	1,988,266	-	-	1,988,266

19.	Capital disclosures

The Company’s stated objective when managing capital (comprised of the Company’s debt and shareholders’ equity) is to utilize an appropriate amount of leverage to ensure that the Company is able to carry out its strategic plans and objectives. The Company’s success of this is monitored through comparison of debt to equity, which the Company believes is appropriate given the current economic conditions in the renewable energy sector, the Company’s growth phase, and the long-term nature of the Company’s assets. The Company’s current debt/equity ratio is calculated as follows:

	2009	2008
	$	$

Total loans payable including current portion	329,096	931,939
Shareholders’ equity	24,843,162	22,442,493
Total debt and equity	25,172,258	23,374,432

Debt to equity ratio, end of period	0.01	0.04

The Company had no financial covenants that would have required compliance as at December 31, 2009.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

20.	Change in estimate

In previous reporting periods, the Company depreciated its Mesa wind turbines and towers, meteorological towers, and other generating facilities and accreted the asset retirement obligation over the life of the previously existing right-of-way which was originally to expire on January 26, 2013. On September 21, 2009, the Company’s BLM right-of-way for its Mesa operations was extended to September 22, 2037, which extends the life of the meteorological towers, and other generating facilities by an additional 7 years and, therefore, these assets will be depreciated over a straight-line basis over this time frame. Management estimates the Mesa wind turbines will have another ten years of useful life but no net salvage value at that time and these assets are now depreciated on a straight-line basis over ten years. The Company also revised its estimate of total estimated cash flows to settle the asset retirement obligation to $820,000, anticipated to be paid upon expiration of the right-of-way.

These changes in accounting estimates have been applied prospectively effective July 1, 2009 with the effect of reducing the quarterly depreciation and accretion expense to US$188,824 and US$1,625, respectively. The decrease in asset retirement obligation has been recorded as a decrease in the cost of wind turbines and towers, meteorological towers, and other generating facilities.

21.	Subsequent events

(a)

On January 15, 2010, the Company entered into two corporate loan agreements with two institutional investors for a total of US$2.5 million. The loans bear interest at 10% per annum. A bonus was payable in common shares of the Company at a discounted market price of C$1.46. A finder’s fee was payable to PI Financial Corp., who acted as an advisor on the loan, in the amount of 7% cash and 7% warrants. The warrants have a term of two years and an exercise price of C$1.82. The bonus shares totaled 352,534. The Company used the funds to post a US$2.4 million development fee in favor of Southern California Edison as insurance that the Company will complete the construction of the 120 MW Windstar project located in Tehachapi, California.

(b)

On January 18, 2010, the Company entered into a Limited Notice to Proceed Agreement authorizing RMT Inc, the selected balance of plant contractor for Windstar, to perform preliminary specified engineering, procurement, and consulting services up to $617,000. These services are expected to be part of the engineering, procurement and construction contract and are expected to be funded from the project financing being arranged.

(c)	Subsequent to December 31, 2009 the Company received $1,267,600 from the exercise of 1,128,850 warrants and 125,000 stock options.

(d)	In February 2010, the Company closed on an additional 100 acres of land in Tehachapi, California relating to the Windstar project for $802,577 net of $174,000 paid in deposits as of December 31, 2009.

22.	Segmented information

The Company is involved in the acquisition and development of wind farms in the United States and, accordingly, has one reportable segment.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

23.	Reconciliation of Canadian and United States generally accepted accounting principles

(a)

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which differ in some respects from generally accepted accounting principles in the United States (“US GAAP”).

(b)	The significant differences between Canadian and US GAAP that affect the Company’s consolidated financial statements are summarized below:

Reconciliation of statement of operations items

	Year ended December 31, 2009	Year ended December 31, 2008	Eleven months ended December 31, 2007
	$	$	$

Net loss for the period per Canadian GAAP	(5,023,162)	(2,269,275)	(2,584,577)
Difference in convertible debt accretion	-	8,634	58,503
Net loss for the period per US GAAP	(5,023,162)	(2,260,641)	(2,526,074)

Gain (loss) per share - basic and diluted per US GAAP
Continuing operations	(0.12)	(0.15)	(0.11)
Discontinued operations	-	0.08	0.01
Net loss	(0.12)	(0.07)	(0.10)

Weighted average number of common shares outstanding - basic and diluted	42,860,006	32,544,125	26,230,119

Under Canadian GAAP, the fixed price conversion feature within the convertible debt was bifurcated based on its fair value at the date of issue and presented as equity creating an initial issue discount on the host debt instrument. Under US GAAP, only the intrinsic value of the beneficial conversion option as at the date of issue of the convertible debt was bifurcated. The loan was repaid on June 15, 2009.

Reconciliation of consolidated balance sheet and statement of cash flows are not presented since there are no significant differences to report.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

23.	Reconciliation of Canadian and United States generally accepted accounting principles (continued)

(c)	Additional disclosure required by US GAAP operations in a foreign country

The Company is subject to numerous risks relating to the conduct of business in a foreign country, including, without limitation, economic, political and currency risk. Any of these risks could have a significant impact on the Company’s operations.

The Company’s subsidiaries, Aero Energy, LLC, Western Wind Energy US Corporation (formerly known as “Verde Resources Corporation”), Mesa Wind Power Corp., Windstar Holding and Windstar Energy are subject to U.S. tax.

Business Combinations (“ASC 805-10”)

In December 2007, the FASB issued ASC 805-10 which establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. ASC 805-10 also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. ASC 805-10 is effective for fiscal years beginning on or after December 15, 2008. There has been no material impact in the Company’s financial condition, results of operations or cash flows as a result of the adoption of this standard.

Non-Controlling Interests in Consolidated Financial Statements (“ASC 810-10 ”)

In December 2007, the FASB issued ASC 810-10, Non-Controlling Interests in Consolidated Financial Statements – an amendment of ASC 860-10 (“ASC 810-10”), which requires an entity to classify noncontrolling interests in subsidiaries as a separate component of equity, to clearly present the consolidated net income attributable to the parent and the non-controlling interest on the face of the consolidated statement of income, and to account for transactions between an entity and noncontrolling interests as equity transactions. Additionally, when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary should be initially measured at fair value. ASC 810-10 is effective for fiscal periods beginning after December 31, 2008. There has been no material impact in the Company’s financial condition, results of operations or cash flows as a result of the adoption of this standard.

Disclosure about Derivative Instruments and Hedging Activities (“ASC 815-10”)

In March 2008, the FASB issued ASC 815-10, Disclosures about Derivative Instruments and Hedging Activities. ASC 815-10 requires enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for and their effect on an entity’s financial position, financial performance, and cash flows. ASC 815-10 is effective for the Company on January 1, 2009. There has been no material impact in the Company’s financial condition, results of operations or cash flows as a result of the adoption of this standard.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

23.	Reconciliation of Canadian and United States generally accepted accounting principles (continued)

(c)	Additional disclosure required by US GAAP operations in a foreign country (continued)

FASB Accounting Standards Codification and Hierarchy of Generally Accepted Accounting Principles (“ASC 105-10”)

In July 2009, the FASB issued ASC 105-10, FASB Accounting Standards Codification and The Hierarchy of Generally Accepted Accounting Principles ("ASC 105-10"). ASC 105-10 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements. ASC 105-10 is effective for interim and annual periods ending after September 15, 2009. There has been no material impact in the Company’s financial condition, results of operations or cash flows as a result of the adoption of this standard.